

Mitsui Trust Holdings, Inc.

Business Results for the 1st Quarter of Fiscal Year 2006 <Consolidated>

33-1,Shiba 3-chome, Minato-Ku, Tokyo 105-8574 Japan



Listed Stock Exchanges Tokyo, Osaka, Nagoya

Stock Code Number : 8309

(URL http://www.mitsuitrust-fg.co.jp/)

President: Kazuo Tanabe

1. Criteria for Presentation of Quarterly Financial Statements

① Adoption of simplified accounting methods: None

② Changes in the accounting methods from the ones applied in the previous year: None

③ Changes in the scope of consolidation and application of the equity method: None

2.Business Results for the 1st Quarter of Fiscal Year 2006 (from April 1, 2006 to June 30, 2006)

(1)Business Results

<Note>Amounts less than million yen are omitted

	Ordinary Income	(year on year change)	Ordinary Profit	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
1st Quarter FY2006	99,745	(8.7)	35,043	130.2	34,768	254.1
1st Quarter FY2005	109,231	(14.6)	15,224	(45.2)	9,819	(37.1)
FY2005	481,036		138,361		119,684	

	Net Income per Common Share	Net Income per Common Share(Diluted)
	yen	yen
1st Quarter FY2006	42.26	19.39
1st Quarter FY2005	11.93	5.48
FY2005	139.04	66.74

Note: Percentage figures represent rate of increase or decrease in comparison with the same period previous year

(2)Financial Position

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share
	yen in millions	yen in millions	%	yen in millions
1st Quarter FY2006	13,323,201	898,029	6.7	436.96
1st Quarter FY2005	13,124,706	606,470	4.6	211.74
FY2005	13,808,769	858,850	6.2	512.08

3. Estimate for This Fiscal Year (from April 1, 2006 to March 31, 2007)

With regard to the estimates for the interim and full fiscal year, these are no changes in the estimated figures announced on May 22, 2006.

Consolidated Balance Sheets(Unaudited)

(in millions of yen)	As of June 30, 2006	As of March 31, 2006	Change	As of June 30, 2005
ASSETS				
Cash and due from banks	246,380	431,560	(185,180)	366,269
Call loans and bills bought	101,716	164,553	(62,837)	21,204
Receivables under resale agreements	900	900	-	900
Receivables under securities borrowing transactions	68,547	74,243	(5,696)	50,970
Monetary claims bought	106,099	108,982	(2,882)	118,605
Trading assets	67,578	44,883	22,695	98,857
Money held in trust	5,588	7,651	(2,062)	12,986
Securities	3,742,019	3,835,789	(93,769)	3,580,462
Loans and bills discounted	7,208,146	7,292,088	(83,941)	7,265,080
Foreign exchanges	898	37,598	(36,699)	841
Other assets	421,961	454,267	(32,305)	395,626
Tangible fixed aseets	208,549	-	-	-
Intangible fixed aseets	46,059	-	-	-
Premises and equipment	-	220,351	-	221,400
Deferred tax assets	190,797	164,313	26,484	235,036
Goodwill	-	8,965	-	9,074
Customers' liabilities for acceptances and guarantees	963,052	1,023,351	(60,298)	822,062
Reserve for possible loan losses	(55,096)	(60,730)	5,633	(74,870)
Total assets	**13,323,201**	**13,808,769**	**(485,567)**	**13,124,706**
LIABILITIES				
Deposits	8,719,210	8,380,196	(200,985)	8,677,192
Negotiable certificates of deposit	304,270	426,760	(122,490)	230,740
Call money and bills sold	409,849	394,088	15,761	201,691
Payables under repurchase agreements	25,603	38,307	(12,704)	-
Payables under securities lending transactions	852,359	840,412	11,947	703,641
Commercial paper	2,000	-	2,000	-
Trading liabilities	8,715	6,945	1,769	12,403
Borrowed money	162,532	165,445	(2,913)	164,962
Foreign exchanges	363	47	315	513
Subordinated bonds	209,626	211,591	(1,964)	202,556
Subordinated convertible bonds	120	120	-	331
Payable to trust account	1,095,824	1,161,278	(65,453)	1,198,113
Other liabilities	178,320	150,615	27,704	183,989
Reserve for bonus payment	48	3,187	(3,139)	43
Reserve for retirement benefits	1,898	1,842	55	1,627
Reserve for losses related to land trust	8,732	9,539	(806)	-
Reserve for expenses related to EXPO 2005 Japan	-	-	-	99
Deferred tax liabilities	22,643	29,646	(7,002)	11,760
Acceptances and guarantees	963,052	1,023,351	(60,298)	822,062
Total liabilities	**12,425,172**	**12,843,377**	**(418,205)**	**12,411,727**
NET ASSETS				
Common stock and preferred stock	261,579	-	-	-
Capital surplus	126,298	-	-	-
Retained earnings	300,783	-	-	-
Treasury stock	(1,140)	-	-	-
Total owners' equity	687,521	-	-	-
Net unrealized gains on securities available for sale, net of taxes	147,937	-	-	-
Net diferred losses on hedging instruments, net of taxes	(27,751)	-	-	-
Revaluation reserve for land, net of taxes	(15,527)	-	-	-
Foreign currency translation adjustments	(425)	-	-	-
Total valuation and translation adjustments	104,233	-	-	-
Minority interests	106,274	-	-	-
Total nets assets	**898,029**	-	-	-
Total liabilities, and net assets	**13,323,201**	-	-	-
Minority interests in consolidated subsidiaries	-	**106,541**	-	**106,508**
Stockholders' equity:				
Common stock and preferred stock	-	261,579	-	261,529
Capital surplus	-	126,297	-	126,197
Retained earnings	-	274,583	-	164,000
Revaluation reserve for land, net of taxes	-	(15,527)	-	(14,810)
Net unrealized gain on securities available-for-sale, net of taxes	-	213,547	-	71,018
Foreign currency translation adjustments	-	(539)	-	(651)
Treasury Stock	-	(1,090)	-	(814)
Total stockholders' equity	-	**858,850**	-	**606,470**
Total liabilities, minority interests in consolidated subsidiaries and stockholders' equity	-	**13,808,769**	-	**13,124,706**

<Note>Amounts less than one million yen are omitted

Consolidated Statements of Income(Unaudited)

(in millions of yen)	1st Quarter FY 2006	1st Quarter FY 2005	Change	FY 2005
Ordinary income	**99,745**	**109,231**	**(9,486)**	**481,036**
Trust fees	15,271	16,911	(1,640)	72,049
Interest income	29,361	33,726	(4,365)	165,450
Interest on loans and bills discounted	17,076	21,687	(4,611)	84,237
Interest and dividends on securities	10,696	9,944	751	72,920
Fees and commissions	28,041	25,999	2,042	122,711
Trading income	1,185	762	422	4,503
Other operating income	773	18,433	(17,660)	22,577
Other income	25,113	13,399	11,714	93,743
Ordinary expenses	**64,701**	**94,006**	**(29,304)**	**342,675**
Interest expenses	11,797	11,468	329	46,622
Interest on deposits	4,796	4,265	531	16,992
Fees and commissions	3,709	3,519	189	15,691
Trading expenses	-	18	(18)	139
Other operating expenses	1,603	21,052	(19,448)	19,579
General and administrative expenses	33,811	32,235	1,575	129,007
Other expenses	13,780	25,711	(11,931)	131,635
Ordinary profits	**35,043**	**15,224**	**(19,818)**	**138,361**
Extraordinary profits	**4,924**	**387**	**4,537**	**3,391**
Extraordinary losses	**69**	**727**	**(657)**	**1,831**
Income before income taxes and minority interests	**39,898**	**14,884**	**25,013**	**139,921**
Provision for income taxes and others	**2,805**	**2,581**	**224**	**12,201**
Deferred income taxes	**811**	**893**	**(82)**	**1,901**
Minority interests in net income	**1,512**	**1,589**	**(77)**	**6,132**
Net income	**34,768**	**9,819**	**24,949**	**119,684**

<Note>Amounts less than one million yen are omitted

Consolidated Statement of Changes in Net Asset(Unaudited)

(in millions of yen)	Owners' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total owners' equity
Balance at the end of the previous period	**261,579**	**126,297**	**274,583**	**(1,090)**	**661,369**
Changes of items during the period					
Dividends from surplus	-	-	(8,569)	-	(8,569)
Net income	-	-	34,768	-	34,768
Purchase of treasury stock	-	-	-	(51)	(51)
Disposal of treasury stock	-	1	-	1	3
Net changes of items other than owners' equity	-	-	-	-	-
Total changes of items during the period	-	1	26,199	(49)	26,151
Balance at the end of the current period	**261,579**	**126,298**	**300,783**	**(1,140)**	**687,521**

(in millions of yen)	Valuation and translation adjustments				
	Net unrealized gains on securities available for sale, net of taxes	Net deferred Losses on hedging instruments, net of taxes	Revalution reserve for land, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments
Balance at the end of the previous period	**213,547**	-	**(15,527)**	**(539)**	**197,480**
Changes of items during the period					
Dividends from surplus	-	-	-	-	-
Net income	-	-	-	-	-
Purchase of treasury stock	-	-	-	-	-
Disposal of treasury stock	-	-	-	-	-
Net changes of items other than owners' equity	(65,609)	(27,751)	-	114	(93,247)
Total changes of items during the period	(65,609)	(27,751)	-	114	(93,247)
Balance at the end of the current period	**147,937**	**(27,751)**	**(15,527)**	**(425)**	**104,233**

(in millions of yen)	Minority interests	Total net assets
Balance at the end of the previous period	**106,541**	**965,391**
Changes of items during the period		
Dividends from surplus	-	(8,569)
Net income	-	34,768
Purchase of treasury stock	-	(51)
Disposal of treasury stock	-	3
Net changes of items other than owners' equity	(266)	(93,514)
Total changes of items during the period	(266)	(67,362)
Balance at the end of the current period	**106,274**	**898,029**

<Note>Amounts less than one million yen are omitted

Financial Highlights for 1st Quarter of FY3/07

August 2, 2006


Mitsui Trust Holdings, Inc.

[Table of Contents]

Figures for the 1st Quarter of FY3/07 are not audited.

1.Summary of Profit and Loss

(1)Mitsui Trust Holdings,Non-consolidated

【Non-consolidated】 (Yen billion) 《Reference》

	1Q FY3/07	Change	1Q FY3/06	FY3/06
Ordinary income	24.1	0.0	24.1	25.6
Recurring profit	22.7	0.0	22.6	20.0
Net income	22.6	0.0	22.6	19.9

(2)Mitsui Trust Holdings,Consolidated

【Consolidated】 (Yen billion) 《Reference》

	1Q FY3/07	Change	1Q FY3/06	FY3/06
Ordinary income	99.7	(9.4)	109.2	481.0
Recurring profit	35.0	19.8	15.2	138.3
Net income	34.7	24.9	9.8	119.6

Subsidiaries and affiliates No. of companies

	As of 6/06	Change	As of 6/05	As of 3/06
Number of consolidated subsidiaries	27	-	27	27
No. of affiliates accounted for by the equity methods	3	-	3	3

(3)Combined totals from The Chuo Mitsui Trust and Banking[CMTB] and Mitsui Asset Trust and Banking[MATB]

【CMTB + MATB】 (Yen billion) 《Reference》

	1Q FY3/07	Change	1Q FY3/06	FY3/06
Gross operating profit	52.3	(2.4)	54.8	283.3
[Gross operating profit(after trust a/c credit costs)]	[49.6]	[(3.8)]	[53.4]	[277.5]
Trust fees	18.0	(0.2)	18.3	77.8
[Trust fees(after trust a/c credit costs)]	[15.2]	[(1.6)]	[16.9]	[72.0]
Fees on loan trusts and JODMTs*,before trust a/c credit costs	5.5	(1.7)	7.3	29.1
Other trust fees	12.4	1.4	10.9	48.6
Trust a/c credit costs (minus)	2.7	1.3	1.3	5.7
Net interest income	18.2	(5.3)	23.5	121.7
Net fees and commissions	15.9	1.0	14.9	77.3
Net trading profit	1.1	0.4	0.7	4.3
Net other operating profit	(1.0)	1.6	(2.7)	2.0
Net bond related profit	(1.3)	3.4	(4.8)	(5.0)
Housing loan securitization profit	-	(5.8)	5.8	
Operating expense (minus)	24.0	(1.4)	25.5	100.2
Pre-provision profit	28.3	(0.9)	29.3	183.0
[Excluding net bond related profit]	[29.7]	[(4.4)]	[34.1]	[188.1]
Transfer to the general reserve (minus)	-	(1.7)	1.7	13.6
Net operating profit before trust a/c credit costs	28.3	0.7	27.5	169.3
Net operating profit	25.5	(0.5)	26.1	163.6
Net other profit	6.5	20.1	(13.5)	(38.3)
Net stock related profit	7.9	8.7	(0.7)	26.5
Banking a/c credit costs	0.4	(9.9)	10.4	46.2
Recurring profit	32.1	19.5	12.5	125.2
Extraordinary profit	5.4	5.7	(0.3)	1.7
Net transfer from reserve for possible loan losses [Note]	4.4	4.4	0.0	-
Net income before income tax	37.5	25.3	12.2	127.0
Current income taxes (minus)	1.6	0.1	1.4	8.6
Deferred income taxes	0.7	0.3	0.3	0.1
Net income	35.1	24.7	10.4	118.2

*JODMTs : Jointly Operated Designated Money Trust

[Note] Net of transfer from general reserve,transfer to revenue for specific loan losses,and transfer to reserve for restructuring countries is posted as extraordinary profit

	1Q FY3/07	Change	1Q FY3/06	FY3/06
Credit Costs (minus)	(1.1)	(14.7)	13.5	65.6

《Reference》

【CMTB】【MATB】

(Yen billion)

	CMTB			MATB		
	1Q FY3/07	Change	1Q FY3/06	1Q FY3/07	Change	1Q FY3/06
Gross operating profit	42.9	(3.6)	46.6	9.4	1.1	8.2
[Gross operating profit(after trust a/c credit costs)]	[40.2]	[(5.0)]	[45.2]	[9.4]	[1.1]	[8.2]
Trust fees	7.4	(1.3)	8.7	10.5	1.0	9.5
[Trust fees(after trust a/c credit costs)]	[4.6]	[(2.6)]	[7.3]	[10.5]	[1.0]	[9.5]
Fees on loan trusts and JODMTs*,before trust a/c credit costs	5.5	(1.7)	7.3	-	-	-
Other trust fees	1.8	0.4	1.4	10.5	1.0	9.5
Trust a/c credit costs (minus)	2.7	1.3	1.3	-	-	-
Net interest income	18.2	(5.3)	23.5	(0.0)	0.0	0.0
Net fees and commissions	17.1	0.9	16.2	(1.1)	0.1	(1.3)
Net trading profit	1.1	0.4	0.7	-	-	-
Net other operating profit	(1.0)	1.6	(2.7)	0.0	0.0	-
Net bond related profit	(1.3)	3.4	(4.8)	0.0	0.0	-
Housing loan securitization profit	-	(5.8)	5.8	-	-	-
Operating expense (minus)	20.7	(1.3)	22.0	3.3	(0.0)	3.4
Pre-provision profit	22.2	(2.2)	24.5	6.0	1.2	4.7
[Excluding net bond related profit]	[23.6]	[(5.6)]	[29.3]	[6.0]	[1.2]	[4.7]
Transfer to the general reserve (minus)	-	(1.7)	1.7	-	-	-
Net operating profit before trust a/c credit costs	22.2	(0.4)	22.7	6.0	1.2	4.7
Net operating profit	19.4	(1.8)	21.3	6.0	1.2	4.7
Net other profit	6.8	20.0	(13.1)	(0.2)	0.1	(0.4)
Net stock related profit	7.9	8.7	(0.7)	-	-	-
Banking a/c credit costs	0.4	(9.9)	10.4	-	-	-
Recurring profit	26.3	18.1	8.1	5.7	1.4	4.3
Extraordinary profit	5.3	5.7	(0.3)	0.0	0.0	0.0
Net transfer from reserve for possible loan losses [Note]	4.4	4.4	-	0.0	0.0	0.0
Net income before income tax	31.7	23.8	7.8	5.7	1.4	4.3
Current income taxes (minus)	0.1	0.0	0.0	1.5	0.1	1.3
Deferred income taxes	-	-	-	0.7	0.3	0.3
Net income	31.6	23.8	7.7	3.5	0.8	2.6

*JODMTs : Jointly Operated Designated Money Trust

[Note] Net of transfer from general reserve,transfer to revenue for specific loan losses,and transfer to reserve for restructuring countries is posted as extraordinary profit

Credit Costs (minus)	(1.1)	(14.7)	13.5	(0.0)	(0.0)	(0.0)

2. Disclosure by category under the Financial Revitalization Law

【CMTB】 (Yen billion)

	As of 6/06 (a)	(a-c)	As of 3/06 (c)	《Reference》 As of 6/05
Bankruptcy and virtual bankruptcy	20.5	(4.2)	24.8	30.9
Banking account	14.8	(3.3)	18.1	21.5
Trust account	5.7	(0.8)	6.6	9.3
High risk	58.4	(5.9)	64.3	148.6
Banking account	50.3	(4.8)	55.2	139.8
Trust account	8.0	(1.0)	9.1	8.7
Close observation	68.1	(3.6)	71.8	90.4
Banking account	63.0	(3.1)	66.1	65.0
Trust account	5.1	(0.4)	5.6	25.4
Total <1>	147.2	(13.7)	160.9	270.0
Banking account	128.1	(11.4)	139.6	226.4
Trust account	19.0	(2.3)	21.3	43.5

(%)

	As of 6/06 (a)	(a-c)	As of 3/06 (c)	As of 6/05
Ratio of <1> to total assets	1.7	(0.1)	1.8	2.9

3.Capital Adequacy Ratio

【Mitsui Trust Holdings, Consolidated】

	As of 6/06 (Approx. figure)	As of 3/06 (Actual)	As of 9/06 (Estimate)
Capital Adequacy ratio	12.51%	12.35%	Lower 12% level
Tier I ratio	8.81%	8.50%	Upper 8% level

【CMTB】

	As of 6/06 (Approx. figure)	As of 3/06 (Actual)	As of 9/06 (Estimate)
Capital Adequacy ratio	11.75%	11.59%	Mid 11% level
Tier I ratio	8.02%	7.71%	Approx. 8%

【MATB】

	As of 6/06 (Approx. figure)	As of 3/06 (Actual)	As of 9/06 (Estimate)
Capital Adequacy ratio	117.27%	105.30%	Approx. 120%
Tier I ratio	117.27%	105.27%	Approx. 120%

4. Net Unrealized Gains (Losses) on Available-for-sale Securities

【Mitsui Trust Holdings, Consolidated】 (Yen billion)

	As of 6/06				As of 3/06				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(a)	(b)	Gains	Losses	(c)	(d)	Gains	Losses	(a-c)	(b-d)
Available-for-sale	3,338.2	212.4	332.9	120.4	3,433.5	312.1	415.5	103.4	(95.3)	(99.6)
Stocks	763.8	301.6	317.6	16.0	839.8	375.5	389.0	13.4	(75.9)	(73.9)
Bonds	1,830.5	(73.3)	0.2	73.5	1,778.4	(70.6)	0.3	70.9	52.1	(2.7)
Other	743.7	(15.8)	14.9	30.8	815.2	7.1	26.1	18.9	(71.4)	(22.9)
Held-to-maturity	279.8	(5.1)	0.0	5.1	282.4	(4.3)	0.0	4.3	(2.5)	(0.8)

≪Reference≫

	As of 6/05			
	Fair value	Net unrealized gains (losses)		
	(e)	(f)	Gains	Losses
Available-for-sale	3,294.8	82.1	155.6	73.4
Stocks	587.6	118.3	147.8	29.5
Bonds	1,623.4	(30.3)	2.7	33.0
Other	1,083.7	(5.8)	4.9	10.8
Held-to-maturity	94.3	1.2	1.2	-

5. Net Unrealized Gains (Losses) on Derivatives Applying Deferred Hedge Accounting

【CMTB, Non-consolidated】 (Yen billion) ≪Reference≫

	As of 6/06		As of 3/06	Reference: As of 6/05
	(a)	(a-c)	(c)	
Interest rate transactions	(28.3)	(1.3)	(27.0)	11.1
Interest rate swaps	(28.3)	(1.3)	(27.0)	11.1
currency transactions	0.6	(0.1)	0.8	0.1
Stock transactions	-	-	-	-
Bond transactions	-	-	-	-
Total	(27.7)	(1.5)	(26.2)	11.3

6. Deposits and Loans

(1) Balance of Deposits and Loans

【CMTB, Non-consolidated】 (Yen billion) ≪Reference≫

		As of 6/06		As of 3/06	Reference: As of 6/05
		(a)	(a-c)	(c)	
Banking account	Deposits	8,273.7	(156.9)	8,430.7	8,768.6
	Loans	7,228.8	(95.1)	7,324.0	7,350.0
JOMTs	Deposits	1,274.1	(74.6)	1,348.8	1,453.3
	Loans	464.0	(16.8)	480.8	531.3
Loan Trusts	Deposits	1,246.1	(62.0)	1,308.1	1,522.1
	Loans	640.2	(32.8)	673.1	866.9

JOMTs: Jointly-operated money trusts

[Note] 1. Negotiable certificates of deposit (CD) are excluded from deposits in banking account.

2. For JOMTs and loan trusts, amount which the principals are guaranteed by CMTB are shown on the table.

(2) Balance of Deposits by Depositor Type

【CMTB, Non-consolidated】

Banking account (Yen billion) ≪Reference≫

	As of 6/06		As of 3/06	Reference: As of 6/05
	(a)	(a-c)	(c)	
Individuals	6,502.2	162.0	6,340.2	6,504.3
Corporations	1,583.1	(275.9)	1,859.1	1,781.6
Other	160.4	(51.1)	211.5	477.6
Total	8,245.8	(165.0)	8,410.9	8,763.6

[Note] Japan Offshore Market accounts are excluded.

7.Balance Sheets (Trust Account)

【CMTB】

(Yen billion)

	As of 6/06 (a)	(a-b)	As of 3/06 (b)	《Reference》 As of 6/05
Total assets	6,358.5	276.0	6,082.5	5,814.1
Loans and bills discounted	1,134.8	(51.1)	1,185.9	1,437.0
Securities	59.7	(6.0)	65.7	74.0
Beneficiary rights	4.0	(0.3)	4.3	5.4
Securities held in custody accounts	0.2	-	0.2	0.2
Monetary claims	2.9	(0.4)	3.4	71.4
Premises and equipment	3,801.0	379.0	3,422.0	2,847.2
Surface rights	1.7	(0.0)	1.7	2.1
Lease rights	5.8	-	5.8	3.2
Other claims	47.3	(0.6)	47.9	28.2
Due from banking account	1,095.5	(65.4)	1,160.9	1,196.4
Cash and due from banks	205.3	21.1	184.1	148.5
Total liabilities	6,358.5	276.0	6,082.5	5,814.1
Money trusts	1,237.8	(60.5)	1,298.3	1,362.4
Property formation benefit trusts	16.8	(0.0)	16.8	18.7
Loan trusts	1,016.8	(61.9)	1,078.8	1,296.5
Money in trust other than money trusts	0.3	(0.0)	0.3	0.4
Securities in trust	0.2	(0.0)	0.2	0.2
Money claims in trust	3.9	(0.4)	4.4	79.1
Equipment in trust	0.0	(0.0)	0.1	0.1
Real estate in trust	82.7	2.5	80.1	82.8
General trusts	3,999.6	396.4	3,603.1	2,973.5

【MATB】

(Yen billion)

	As of 6/06 (a)	(a-b)	As of 3/06 (b)	《Reference》 As of 6/05
Total assets	38,392.4	2,017.7	36,374.7	32,623.1
Securities	7,213.2	794.6	6,418.6	5,812.7
Beneficiary rights	29,411.6	1,131.8	28,279.8	25,557.9
Monetary claims	1,669.1	45.1	1,624.0	1,199.3
Other claims	37.4	36.7	0.6	0.4
Due from banking account	0.2	(0.0)	0.3	1.6
Cash and due from banks	60.6	9.3	51.3	51.0
Total liabilities	38,392.4	2,017.7	36,374.7	32,623.1
Money trusts	16,705.6	1,130.7	15,574.8	14,794.9
Pension trusts	6,249.1	54.8	6,194.2	6,039.9
Investment trusts	9,787.9	928.9	8,858.9	6,632.4
Money in trust other than money trusts	430.8	(117.6)	548.4	569.2
Securities in trust	914.8	(22.1)	936.9	704.3
Money claims in trust	1,702.1	51.7	1,650.4	1,219.0
General trusts	2,601.9	(8.8)	2,610.8	2,663.2